                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 15F


           CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
          REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
            THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF
        THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                            Commission File Number 001-15012
                                                                   ---------

                           hanarotelecom incorporated
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             (Exact name of registrant as specified in its charter)

   17-7, YEOUIDO-DONG, YEONGDEUNGPO-GU, SEOUL 150-874, KOREA, +822-6266-4526
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON SHARES, PAR VALUE WON 5,000 PER SHARE LISTED ON THE KRX KOSDAQ MARKET

AMERICAN DEPOSITARY RECEIPTS LISTED ON THE NASDAQ GLOBAL SELECT MARKET, EACH OF WHICH REPRESENTS ONE COMMON SHARE
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

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

        Rule 12h-6(a)        [X]            Rule 12h-6(d)          [ ]

  (for equity securities)            (for successor registrants)

        Rule 12h-6(c)        [ ]            Rule 12h-6(i)          [ ]

   (for debt securities)             (for prior Form 15 filers)
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

                                     PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

     A. hanarotelecom incorporated, or hanarotelecom, first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") when its American Depositary Receipts, or ADRs, were listed on The Nasdaq Global Select Market in March 2000.

     B. hanarotelecom has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed more than one annual report under section 13(a).

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

     hanarotelecom last sold its securities in the United States in a registered offering under the Securities Act of 1933 in March 2000.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

     A. Common shares of hanarotelecom, par value Won 5,000 per share, which are the subject of this Form, are listed and traded on KOSDAQ (Korean Securities Dealers Automated Quotation) in the Republic of Korea, which exchange constitutes the primary exchange for hanarotelecom's common shares.

     B. hanarotelecom initially listed its common shares on KOSDAQ on November 11, 1998 and has maintained a listing of its common shares on KOSDAQ for at least the 12 months preceding the filing of this Form.

     C. Approximately 99% of total worldwide trading in hanarotelecom common shares occurred in the Republic of Korea for the recent 12-month period started on May 19, 2006 and ended on May 18, 2007 (the "Recent 12-month Period").

ITEM 4. COMPARATIVE TRADING VOLUME DATA

     hanarotelecom is relying on Rule 12h-6(a)(4)(i) under the Exchange Act in terminating the registration of its common shares and ADRs representing the common shares under section 12(g) and duty to file reports under section 13(a) or 15(d) of the Exchange Act.

     A. May 19, 2006 and May 18, 2007 are the first and last days of the Recent 12-month Period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Rule.

     B. The average daily trading volume of hanarotelecom common shares in the United States (represented by ADRs) was 7,367 and on a worldwide basis was 1,932,054, during the Recent 12-month Period.

     C. The average daily trading volume of hanarotelecom common shares (represented by ADRs) in the United States was approximately 0.38% of the average daily trading volume for hanarotelecom common shares on a worldwide basis during the Recent 12-month Period.

     D. Concurrently with the filing of Form 15F with the Securities and Exchange Commission (the "Commission"), hanarotelecom's ADRs are being delisted from The Nasdaq Global Select Market. The average daily trading volume of hanarotelecom common shares in the United States represented by ADRs was less than 1% of the average daily trading volume for such shares on a worldwide basis for the 12-month period ended June 27, 2007 (which was the last day of trading prior to delisting).

     E. hanarotelecom has not terminated its sponsored ADR facility regarding its common shares as of the date of this Form.

     F. hanarotelecom used the trading volume information provided by the Korea Exchange (www.krx.co.kr) and the Nasdaq Stock Market (http://quotes.nasdaq.com) for determining whether hanarotelecom meets the requirements of Rule 12h-6.

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

Not Applicable.

ITEM 6.  DEBT SECURITIES

Not Applicable.

ITEM 7.  NOTICE REQUIREMENT

     A. On June 8, 2007, hanarotelecom provided notice required by Rule 12h-6(h) (17 CFR 240.12h-6(h)) through a press release, disclosing its intent to delist its ADRs from The Nasdaq Global Select Market and to terminate its duty to file reports under the Exchange Act. Concurrently, hanarotelecom submitted to the Commission the press release on Form 6-K.

     B.   hanarotelecom   provided  the  press  release  to  PR  Newswire  which
disseminated the notice in the United States on June 8, 2007.

ITEM 8.  PRIOR FORM 15 FILERS

Not Applicable.

                                     PART II

ITEM 9.  RULE 12g3-2(b) EXEMPTION

     hanarotelecom   will   publish   the   information   required   under  Rule
12g3-2(b)(1)(iii) (17 CFR 240.12g3-2(b)(1)(iii)) on its internet Web site (www.hanaro.com).

                                    PART III

ITEM 10.  EXHIBITS

None.

ITEM 11.  UNDERTAKINGS

     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, hanarotelecom incorporated has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, hanarotelecom incorporated certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.


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
                                                                      Senior Executive
                                                                      Vice President &
         June 28, 2007               By  /s/ Janice Lee           Chief Financial Officer
     ---------------------         ----------------------         -----------------------
                                         Janice Lee
             DATE                          NAME                           TITLE

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